SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

ZCNSE C/T1/88/11/CT/tk SEC File No: 82-3622

11 November 2002

02060995

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED DEC 02 2002 WASH. D.C. 180

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATION LIMITED'S SUBMISSION TO SEC

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunication Limited to the Singapore Exchange Securities Trading Limited.

SUPPL

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

dlw 1/13

Encs.

SEC File No: 82-3622

MASNET No. 41 OF 01.11.2002
Announcement No. 41

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Director's Shareholding

Name of director: Ang Kong Hua

Date of notice to company: 01/11/2002

Date of change of shareholding: 01/11/2002

Name of registered holder: Ang Kong Hua

Circumstance giving rise to the change: Others
Please specify details: Loyalty Shares

Shares held in the name of registered holder

No. of shares of the change:	50
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	
No. of shares held before change:	1,490
% of issued share capital:	
No. of shares held after change:	1,540
% of issued share capital:	

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,490	1,490
% of issued share capital:		
No. of shares held after change:	1,540	1,540
% of issued share capital:		
Total shares:	1,540	1,540

The change in the number of shares in the deemed interest is due to the grant of 50 loyalty shares to Ms Low Poh Hoon, spouse of Mr Ang Kong Hua.

Submitted by Chan Su Shan (Ms), Company Secretary on 01/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 43 OF 01.11.2002
Announcement No. 43

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Lee Hsien Yang
Date of notice to company:	01/11/2002
Date of change of shareholding:	01/11/2002
Name of registered holder:	Lee Hsien Yang
Circumstance giving rise to the change:	Others
Please specify details:	Loyalty Shares

Shares held in the name of registered holder

No. of shares of the change:	60
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	
No. of shares held before change:	552,333
% of issued share capital:	
No. of shares held after change:	552,393
% of issued share capital:	

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,690	552,333
% of issued share capital:		
No. of shares held after change:	1,740	552,393
% of issued share capital:		
Total shares:	1,740	552,393

The change in the number of shares in the deemed interest is due to the grant of 50 loyalty shares to Mdm Lim Suet Fern, spouse of Mr Lee Hsien Yang.

Submitted by Chan Su Shan (Ms), Company Secretary on 01/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 45 OF 01.11.2002
Announcement No. 45

EC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Paul Chan Kwai Wah
Date of notice to company:	01/11/2002
Date of change of shareholding:	01/11/2002
Name of registered holder:	Paul Chan Kwai Wah
Circumstance giving rise to the change:	Others
Please specify details:	Loyalty Shares

Shares held in the name of registered holder

No. of shares of the change:	60
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	
No. of shares held before change:	1,820
% of issued share capital:	
No. of shares held after change:	1,880
% of issued share capital:	

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,690	1,820
% of issued share capital:		
No. of shares held after change:	1,740	1,880
% of issued share capital:		
Total shares:	1,740	1,880

The change in the number of shares in the deemed interest is due to the grant of 50 loyalty shares to Ms Liang Li Leng, spouse of Mr Paul Chan Kwai Wah.

Submitted by Chan Su Shan (Ms), Company Secretary on 01/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 45 OF 01.11.2002
Announcement No. 45

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Lim Chuan Poh
Date of notice to company:	01/11/2002
Date of change of shareholding:	01/11/2002
Name of registered holder:	Lim Chuan Poh
Circumstance giving rise to the change:	Others
Please specify details:	Loyalty Shares

Shares held in the name of registered holder

No. of shares of the change:	50
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	
No. of shares held before change:	1,490
% of issued share capital:	
No. of shares held after change:	1,540
% of issued share capital:	

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		1,490
% of issued share capital:		
No. of shares held after change:		1,540
% of issued share capital:		
Total shares:		1,540

Submitted by Chan Su Shan (Ms), Company Secretary on 01/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 46 OF 01.11.2002
Announcement No. 46

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Quek Poh Huat
Date of notice to company:	01/11/2002
Date of change of shareholding:	01/11/2002
Name of registered holder:	Quek Poh Huat
Circumstance giving rise to the change:	Others
Please specify details:	Loyalty Shares

Shares held in the name of registered holder

No. of shares of the change:	60
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	
No. of shares held before change:	1,820
% of issued share capital:	
No. of shares held after change:	1,880
% of issued share capital:	

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,690	1,820
% of issued share capital:		
No. of shares held after change:	1,740	1,880
% of issued share capital:		
Total shares:	1,740	1,880

The change in the number of shares in the deemed interest is due to the grant of 50 loyalty shares to Mdm Sim Peck Choo, Patricia, spouse of Mr Quek Poh Huat.

Submitted by Chan Su Shan (Ms), Company Secretary on 01/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 49 OF 01.11.2002
Announcement No. 49

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Ong Ah Heng
Date of notice to company:	01/11/2002
Date of change of shareholding:	01/11/2002
Name of registered holder:	Ong Ah Heng
Circumstance giving rise to the change:	Others
Please specify details:	Loyalty Shares

Shares held in the name of registered holder

No. of shares of the change:	60
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	
No. of shares held before change:	1,620
% of issued share capital:	
No. of shares held after change:	1,680
% of issued share capital:	

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	600	1,620
% of issued share capital:		
No. of shares held after change:	650	1,680
% of issued share capital:		
Total shares:	650	1,680

The change in the number of shares in the deemed interest is due to the grant of 50 loyalty shares on 1 November 2002 to Mdm Yeo Siew Eng, spouse of Mr Ong Ah Heng.

Submitted by Chan Su Shan (Ms), Company Secretary on 01/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 50 OF 01.11.2002
Announcement No. 50

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Ong Keng Yong
Date of notice to company:	01/11/2002
Date of change of shareholding:	01/11/2002
Name of registered holder:	Ong Keng Yong
Circumstance giving rise to the change:	Others
Please specify details:	Loyalty Shares

Shares held in the name of registered holder

No. of shares of the change:	70
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	
No. of shares held before change:	1,750
% of issued share capital:	
No. of shares held after change:	1,820
% of issued share capital:	

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,490	1,750
% of issued share capital:		
No. of shares held after change:	1,540	1,820
% of issued share capital:		
Total shares:	1,540	1,820

The change in the number of shares in the deemed interest is due to the grant of 50 loyalty shares to Mdm Irene Tan Lee Chen, spouse of Mr Ong Keng Yong.

Submitted by Chan Su Shan (Ms), Company Secretary on 01/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 52 OF 01.11.2002
Announcement No. 52

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Keith Tay Ah Kee
Date of notice to company:	01/11/2002
Date of change of shareholding:	01/11/2002
Name of registered holder:	Keith Tay Ah Kee
Circumstance giving rise to the change:	Others
Please specify details:	Loyalty Shares

Shares held in the name of registered holder

No. of shares of the change:	50
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	
No. of shares held before change:	31,700
% of issued share capital:	
No. of shares held after change:	31,750
% of issued share capital:	

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		31,700
% of issued share capital:		
No. of shares held after change:		31,750
% of issued share capital:		
Total shares:		31,750

Submitted by Chan Su Shan (Ms), Company Secretary on 01/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 57 OF 01.11.2002
Announcement No. 57

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Chua Sock Koong
Date of notice to company:	01/11/2002
Date of change of shareholding:	01/11/2002
Name of registered holder:	Chua Sock Koong
Circumstance giving rise to the change:	Others
Please specify details:	Loyalty Shares

Shares held in the name of registered holder

No. of shares of the change:	50
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	
No. of shares held before change:	54,190
% of issued share capital:	
No. of shares held after change:	54,240
% of issued share capital:	

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	31,820	54,190
% of issued share capital:		
No. of shares held after change:	31,880	54,240
% of issued share capital:		
Total shares:	31,880	54,240

The change in the number of shares in the deemed interest is due to the grant of 60 loyalty shares to Mr Lee Swee Kiat, spouse of Ms Chua Sock Koong

Submitted by Chan Su Shan (Ms), Company Secretary on 01/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 54 OF 01.11.2002
Announcement No. 54

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Chan Su Shan
Date of notice to company:	01/11/2002
Date of change of shareholding:	01/11/2002
Name of registered holder:	Chan Su Shan
Circumstance giving rise to the change:	Others
Please specify details:	Loyalty Shares

Shares held in the name of registered holder

No. of shares of the change:	50
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	
No. of shares held before change:	1,490
% of issued share capital:	
No. of shares held after change:	1,540
% of issued share capital:	

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		1,490
% of issued share capital:		
No. of shares held after change:		1,540
% of issued share capital:		
Total shares:		1,540

Submitted by Chan Su Shan (Ms), Company Secretary on 01/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 16 OF 07.11.2002
Announcement No. 23

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	06/11/2002
Date of change of interest:	06/11/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,148,000
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.4141
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,048,292,673	
% of issued share capital:	5.88	
No. of shares held after the transaction:	1,049,440,673	
% of issued share capital:	5.89	
Total shares:	1,049,440,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 07/11/2002, the date of receipt of notice, to the SGX

MASNET No. 46 OF 06.11.2002
Announcement No. 54

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	06/11/2002
Date of change of interest:	01/11/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(50,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.44000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	8,631,000	12,034,274,940
% of issued share capital:	0.05	67.51
No. of shares held after change:	8,581,000	12,034,274,940
% of issued share capital:	0.05	67.51
Total shares:	8,581,000	12,034,274,940

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 06/11/2002, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	05/11/2002
Date of change of interest:	31/10/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Direct Interest - Transfer of Loyalty Bonus Shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(362)
Amount of consideration (excluding brokerage and *stamp duties) per share paid or received:*	-
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	8,631,000	12,034,275,302
% of issued share capital:	0.05	67.51
No. of shares held after the transaction:	8,631,000	12,034,274,940
% of issued share capital:	0.05	67.51
Total shares:	8,631,000	12,034,274,940

Temasek Holdings (Private) Limited is deemed to be interested in these shares under section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 60 OF 05.11.2002
Announcement No. 67

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	01/11/2002
Date of change of interest:	31/10/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Direct Interest - Purchase Pursuant to a Rationalisation Exercise

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	500,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.43000
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	8,631,000	12,033,775,302
% of issued share capital:	0.05	67.51
No. of shares held after the transaction:	8,631,000	12,034,275,302
% of issued share capital:	0.05	67.51
Total shares:	8,631,000	12,034,275,302

Temasek Holdings (Private) Limited is deemed to be interested in these shares under section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 59 OF 05.11.2002
Announcement No. 66

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	01/11/2002
Date of change of interest:	31/10/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed Interest - Sale Pursuant to a Rationalisation Exercise

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(500,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.43000
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	9,131,000	12,033,775,302
% of issued share capital:	0.05	67.51
No. of shares held after the transaction:	8,631,000	12,033,775,302
% of issued share capital:	0.05	67.51
Total shares:	8,631,000	12,033,775,302

Temasek Holdings (Private) Limited is deemed to be interested in these shares under section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 25 OF 05.11.2002
Announcement No. 32

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	01/11/2002
Date of change of interest:	01/11/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others These shares were acquired through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	1,200,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.4280
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	1,047,092,673 5.87	
No. of shares held after the transaction: **% of issued share capital:**	1,048,292,673 5.88	
Total shares:	1,048,292,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc., have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/11/2002, the date of receipt of notice, to the SGX

MASNET No. 24 OF 05.11.2002
Announcement No. 31

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	01/11/2002
Date of change of interest:	01/11/2002
Name of registered holder:	United Overseas Bank Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(199,000)
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.400
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,047,291,673	
% of issued share capital:	5.88	
No. of shares held after the transaction:	1,047,092,673	
% of issued share capital:	5.87	
Total shares:	1,047,092,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc., have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/11/2002, the date of receipt of notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	01/11/2002
Date of change of interest:	30/10/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Direct Interest - Transfer of Loyalty Bonus Shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(3,530)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	9,131,000	12,033,778,832
% of issued share capital:	0.05	67.51
No. of shares held after the transaction:	9,131,000	12,033,775,302
% of issued share capital:	0.05	67.51
Total shares:	9,131,000	12,033,775,302

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 01/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 27 OF 01.11.2002
Announcement No. 27

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	01/11/2002
Date of change of interest:	29/10/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed Interest - Open Market Purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	40,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.42000
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	9,091,000	12,033,778,832
% of issued share capital:	0.05	67.51
No. of shares held after the transaction:	9,131,000	12,033,778,832
% of issued share capital:	0.05	67.51
Total shares:	9,131,000	12,033,778,832

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 01/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 26 OF 31.10.2002
Announcement No. 26

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	31/10/2002
Date of change of interest:	29/10/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(3,547)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,091,000	12,033,782,379
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,091,000	12,033,778,832
% of issued share capital:	0.05	67.51
Total shares:	9,091,000	12,033,778,832

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 31/10/2002, the date of receipt of the notice, to the SGX

MASNET No. 27 OF 30.10.2002
Announcement No. 32

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	30/10/2002
Date of change of interest:	28/10/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(270)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,091,000	12,033,782,649
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,091,000	12,033,782,379
% of issued share capital:	0.05	67.51
Total shares:	9,091,000	12,033,782,379

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 30/10/2002, the date of receipt of the notice, to the SGX

MASNET No. 14 OF 29.10.2002
Announcement No. 14

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	24/10/2002
Date of change of interest:	24/10/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others These shares were acquired through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	37,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.4300
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,047,254,673	
% of issued share capital:	5.87	
No. of shares held after the transaction:	1,047,291,673	
% of issued share capital:	5.88	
Total shares:	1,047,291,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 29/10/2002, the date of receipt of notice, to the SGX

MASNET No. 43 OF 24.10.2002
Announcement No. 43

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	24/10/2002
Date of change of interest:	22/10/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(100,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.44000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,191,000	12,033,782,649
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,091,000	12,033,782,649
% of issued share capital:	0.05	67.51
Total shares:	9,091,000	12,033,782,649

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise

Submitted by Chan Su Shan (Ms), Company Secretary on 24/10/2002, the date of receipt of the notice, to the SGX

MASNET No. 42 OF 24.10.2002
Announcement No. 42

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	24/10/2002
Date of change of interest:	18/10/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	200,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.46000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	8,991,000	12,033,782,649
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,191,000	12,033,782,649
% of issued share capital:	0.05	67.51
Total shares:	9,191,000	12,033,782,649

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 24/10/2002, the date of receipt of the notice, to the SGX

MASNET No. 39 OF 24.10.2002
Announcement No. 39

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	24/10/2002
Date of change of interest:	12/08/2002
Name of registered holder:	CDP : Keppel Insurance Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(43,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.50000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,034,000	12,033,782,649
% of issued share capital:	0.05	67.51
No. of shares held after change:	8,991,000	12,033,782,649
% of issued share capital:	0.05	67.51
Total shares:	8,991,000	12,033,782,649

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise

Submitted by Chan Su Shan (Ms), Company Secretary on 24/10/2002, the date of receipt of the notice, to the SGX

MASNET No. 38 OF 24.10.2002
Announcement No. 38

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	24/10/2002
Date of change of interest:	07/08/2002
Name of registered holder:	CDP : Keppel Insurance Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(354,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.39000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,388,000	12,033,782,649
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,034,000	12,033,782,649
% of issued share capital:	0.05	67.51
Total shares:	9,034,000	12,033,782,649

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise

Submitted by Chan Su Shan (Ms), Company Secretary on 24/10/2002, the date of receipt of the notice, to the SGX

MASNET No. 16 OF 23.10.2002
Announcement No. 16

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	22/10/2002
Date of change of interest:	22/10/2002
Name of registered holder:	United Overseas Bank Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Transfer of shares into an existing client account.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	1,025,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,046,229,673	
% of issued share capital:	5.87	
No. of shares held after the transaction:	1,047,254,673	
% of issued share capital:	5.87	
Total shares:	1,047,254,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 23/10/2002, the date of receipt of notice, to the SGX

MASNET No. 15 OF 23.10.2002
Announcement No. 15

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	22/10/2002
Date of change of interest:	22/10/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Transfer of shares from an existing client account.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(1,045,800)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,047,275,473	
% of issued share capital:	5.88	
No. of shares held after the transaction:	1,046,229,673	
% of issued share capital:	5.87	
Total shares:	1,046,229,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 23/10/2002, the date of receipt of notice, to the SGX

MASNET No. 14 OF 23.10.2002
Announcement No. 14

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	22/10/2002
Date of change of interest:	22/10/2002
Name of registered holder:	HSBC (Singapore) Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Transfer of shares into an existing client account.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	200,000
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,047,075,473	
% of issued share capital:	5.87	
No. of shares held after the transaction:	1,047,275,473	
% of issued share capital:	5.88	
Total shares:	1,047,275,473	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 23/10/2002, the date of receipt of notice, to the SGX

MASNET No. 13 OF 23.10.2002
Announcement No. 13

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	22/10/2002
Date of change of interest:	22/10/2002
Name of registered holder:	HSBC (Singapore) Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others These shares were disposed of through an open market sale at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(26,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.44
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,047,101,473	
% of issued share capital:	5.87	
No. of shares held after the transaction:	1,047,075,473	
% of issued share capital:	5.87	
Total shares:	1,047,075,473	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 23/10/2002, the date of receipt of notice, to the SGX

MASNET No. 12 OF 23.10.2002
Announcement No. 12

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	22/10/2002
Date of change of interest:	22/10/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares into an existing client account.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,514,584
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,045,586,889	
% of issued share capital:	5.87	
No. of shares held after the transaction:	1,047,101,473	
% of issued share capital:	5.87	
Total shares:	1,047,101,473	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 23/10/2002, the date of receipt of notice, to the SGX

MASNET No. 12 OF 22.10.2002
Announcement No. 12

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	21/10/2002
Date of change of interest:	21/10/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others These shares were disposed of through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(57,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.4300
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,045,643,889	
% of issued share capital:	5.87	
No. of shares held after the transaction:	1,045,586,889	
% of issued share capital:	5.87	
Total shares:	1,045,586,889	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 22/10/2002, the date of receipt of notice, to the SGX

MASNET No. 41 OF 22.10.2002
Announcement No. 54

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	22/10/2002
Date of change of interest:	18/10/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Direct Interest - Transfer of Loyalty Bonus Shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(440)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	9,388,000	12,033,783,089
% of issued share capital:	0.05	67.51
No. of shares held after the transaction:	9,388,000	12,033,782,649
% of issued share capital:	0.05	67.51
Total shares:	9,388,000	12,033,782,649

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 22/10/2002, the date of receipt of the notice, to the SGX

MASNET No. 24 OF 18.10.2002
Announcement No. 24

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	17/10/2002
Date of change of interest:	17/10/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others These shares were disposed of through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(600,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.4500
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	1,046,243,889 5.87	
No. of shares held after the transaction: **% of issued share capital:**	1,045,643,889 5.87	
Total shares:	1,045,643,889	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 18/10/2002, the date of receipt of notice, to the SGX

MASNET No. 23 OF 18.10.2002
Announcement No. 23

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	17/10/2002
Date of change of interest:	17/10/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others These shares were acquired through an open *market transaction at shareholder discretion.*

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	400,000
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.4500
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,045,843,889	
% of issued share capital:	5.87	
No. of shares held after the transaction:	1,046,243,889	
% of issued share capital:	5.87	
Total shares:	1,046,243,889	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 18/10/2002, the date of receipt of notice, to the SGX

MASNET No. 22 OF 18.10.2002
Announcement No. 22

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	18/10/2002
Date of change of interest:	15/10/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(70,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.44000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,458,000	12,033,783,089
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,388,000	12,033,783,089
% of issued share capital:	0.05	67.51
Total shares:	9,388,000	12,033,783,089

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 18/10/2002, the date of receipt of the notice, to the SGX

MASNET No. 18 OF 17.10.2002
Announcement No. 18

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	17/10/2002
Date of change of interest:	15/10/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(50)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	9,458,000	12,033,783,139
% of issued share capital:	0.05	67.51
No. of shares held after change:	9,458,000	12,033,783,089
% of issued share capital:	0.05	67.51
Total shares:	9,458,000	12,033,783,089

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 17/10/2002, the date of receipt of the notice, to the SGX

MASNET No. 23 OF 15.10.2002
Announcement No. 23

SEC File No: 82-3022

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holsings (Private) Limited
Date of notice to company:	15/10/2002
Date of change of interest:	11/10/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Direct Interest - Transfer of Loyalty Bonus Shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(400)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	9,458,000	12,033,783,539
% of issued share capital:	0.05	67.51
No. of shares held after the transaction:	9,458,000	12,033,783,139
% of issued share capital:	0.05	67.51
Total shares:	9,458,000	12,033,783,139

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 15/10/2002, the date of receipt of the notice, to the SGX

MASNET No. 18 OF 14.10.2002
Announcement No. 18

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	11/10/2002
Date of change of interest:	11/10/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(95,000)
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.400
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,045,938,889	
% of issued share capital:	5.87	
No. of shares held after the transaction:	1,045,843,889	
% of issued share capital:	5.87	
Total shares:	1,045,843,889	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 14/10/2002, the date of receipt of notice, to the SGX

MASNET No. 15 OF 04.10.2002
Announcement No. 15

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	04/10/2002
Date of change of interest:	02/10/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Direct Interest - Transfer of Loyalty Bonus Shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(3,287)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	9,458,000	12,033,786,826
% of issued share capital:	0.05	67.51
No. of shares held after the transaction:	9,458,000	12,033,783,539
% of issued share capital:	0.05	67.51
Total shares:	9,458,000	12,033,783,539

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 04/10/2002, the date of receipt of the notice, to the SGX

MASNET No. 1 OF 07.11.2002
Announcement No. 1

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002 - NEWS RELEASE

Attached is the news release on Singapore Telecommunications Limited Group's results for the half year ended 30 September 2002.

Release07Nov02.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 07/11/2002 to the SGX

SingTel

SEC File No:-82-3622

News Release

The SingTel Group's results for the half year ended 30 September 2002

Signs of clear and sustainable turnaround at SingTel Optus
Significant increase in contributions from overseas investments

Singapore, 7 November 2002 – Singapore Telecommunications Limited (SingTel) today announced its unaudited results for the six months ended 30 September 2002.

A strong feature of the half year results is the better performance of the Group's operations in Australia. SingTel Optus delivered faster growth, expanded margins and improved cash flows, amidst signs of a clear and sustainable turnaround.

The Group is also reaping the benefits of its overseas investment strategy, implemented in the late 1980s. There was a significant increase in contributions from associated and joint venture companies. The share of pre-tax earnings from these companies accounted for more than half of the Group's pre-tax profit during the half year.

Highlights

	Quarter			Half Year		
	Sep 2002 (million)	Jun 2002 (million)	Change	Sep 2002 (million)	Sep 2001 (million)	Change
Operating revenue	S$2,462	S$2,461	0.1%	S$4,924	S$2,495	97.3%
Operational EBITDA	S$924	S$926	-0.2%	S$1,850	S$1,342	37.9%
EBITDA[1]	S$1,396	S$1,172	19.1%	S$2,568	S$1,683	52.6%
Net profit after tax (pre-goodwill)	S$577	S$534	8.0%	S$1,111	S$1,209	-8.1%
Net profit after tax	S$415	S$377	10.1%	S$792	S$1,159	-31.7%

For the half year to September 2002, there were significant increases in operating revenue and EBITDA compared to the same period last year, as the acquisition of Optus was not completed until October 2001. The Group recorded a net profit after tax (pre-goodwill) of S$1.11 billion.

For the quarter ended September 2002, the Group's operating revenue and operational EBITDA were stable compared to the preceding quarter. The Group's operational EBITDA margin was maintained at 38 per cent. This was despite a slow economic recovery in Singapore, where weak business sentiments has failed to lift demand for telecommunications services. There was also a 3 per cent decline in the Australian dollar exchange rate during the second quarter.

[1] Earnings before interest, tax, depreciation and amortisation (including IDA compensation and share of results from associated and joint venture companies)

SingTel

The Group's EBITDA in the second quarter was S$1.40 billion, an increase of 19 per cent compared to the preceding quarter. This was due to pre-tax contributions from associated and joint venture companies more than doubling to S$388 million.

The Group recorded a one-off tax credit of S$123 million in the first quarter, following the downward revision of the Singapore corporate tax rate by 2.5 percentage points. This credit is not repeated in the second quarter and as a result, the Group's tax charge increased by S$124 million. Despite this, the Group's net profit after tax in the second quarter still rose 10 per cent to S$415 million.

SingTel President and CEO, Mr Lee Hsien Yang, said: "At the beginning of this financial year, we made a commitment to our investors to focus on execution and improve returns on our existing businesses. Our operational results are in line with market expectations and show we are broadly on track to meet our targets and create value for our shareholders. We are particularly encouraged by the performance of Optus."

Mr Lee added: "Our international investments have transformed SingTel's financial profile and we now derive more than 60 per cent of our proportionate revenues from outside Singapore. As a result, we remain well positioned for above average growth despite the slower than expected recovery in the Singapore economy.

"We continue to derive the majority of our revenue (54 per cent) from mobile and data services making this one of the highest proportions of any major telco. This is consistent with our aim to deliver double digit medium term earnings growth."

Operating results in Singapore (SingTel, ex-Optus)

Singapore's sluggish economic growth and price competition in the international data market impacted SingTel's top-line performance. Operating revenue for the half year ended September 2002 was S$2.38 billion, a 4.7 per cent decline year on year. Compared to the preceding quarter, revenue was lower by 1.2 per cent in the second quarter.

A tight rein was kept on operating expenses, enabling SingTel to maintain an operational EBITDA margin of 53 per cent, one of the highest among comparable telcos.

During the half year, revenue from **data and Internet** services dipped 2.5 per cent year on year to S$604 million. While demand for high bandwidth circuits remained strong, growing by more than 60 per cent, this was not sufficient to offset the effects of increased bandwidth supply and lower unit prices. For the full financial year, bandwidth growth is expected to remain strong although this will be in an environment of price volatility and a softer economy.

SingTel's broadband services continued to make inroads in the market. The number of broadband subscribers surged 133 per cent to 105,000 as at September 2002 compared to a year ago. Similarly, revenue from broadband services more than doubled.

SingTel

SEC File No: 82-3622

Revenue from **mobile communications**[2] services rose 8.5 per cent to S$477 million for the six months compared to the same period a year ago. Revenue from cellular services increased 14 per cent, following a 9.0 per cent jump in SingTel's postpaid customer base to 1.1 million, as well as the cessation of a rebate scheme.

SingTel Mobile's strategy to focus on profitability and cash flow has paid off. The average subscriber acquisition cost fell 4.6 per cent while the monthly postpaid churn fell to a record low of 1.3 per cent in September 2002.

International telephone revenue declined 17 per cent to S$481 million during the half year. Once the largest revenue earner for SingTel, this segment is now ranked third. A combination of factors, including weak demand and lower inpayment rates contributed to the revenue decrease although the average collection rate stabilized over the two quarters.

Notwithstanding its decreasing dependence on revenue from international telephony, SingTel has maintained its strong position in the market and continues to have one of the highest share of international telephone traffic in any liberalised market in the region.

The Group's wholly-owned subsidiary, SingPost, is the main provider of **postal services** in Singapore. It also provides logistics and retail services. For the six months ended September 2002, Group revenue from postal services (after inter-company eliminations) was stable year on year at S$172 million. Mail traffic increased 3.6 per cent to 412 million items.

SingTel's **operating expenses** (excluding depreciation and amortisation) fell 3.5 per cent year on year to S$1.13 billion. This helped SingTel maintain operating margins. Compared to the first half of last year, traffic expenses and staff costs decreased by 13 per cent and 4.6 per cent respectively. Excluding SingPost and National Computer Systems, staff numbers fell by 4.1 per cent.

For the half year, SingTel's **capital expenditure** (capex) – on an accrual basis – was reduced by 90 per cent to S$160 million. This reflects completion of the C2C network and a reduction in revenue-dependent capex as a result of the softer economic outlook.

Including C2C, the Group's Singapore operations generated S$577 million in free cash flow[3] during the half year. SingTel expects full year capex for its Singapore business (excluding C2C) to be about S$500 million (on an accrual basis), a decline from the previous estimate of S$750 million.

Operating results in Australia (SingTel Optus)[4]

A year after SingTel completed its acquisition of Optus, the latter has recorded a strong turnaround performance with double-digit revenue growth and increased market share in all

---

[2] Includes cellular, paging, aeronautical and maritime services
[3] Cash flow from operating activities less cash capex
[4] According to Singapore GAAP

retail divisions. With focus on cost control and margin growth, Optus remains on track to achieve cash flow breakeven in the next financial year.

Operating revenue for the half year was up 12 per cent to A$2.6 billion on a year on year basis. Operating expenses were up 6.6 per cent. Operational EBITDA rose 38 per cent to A$601 million, while EBIT was positive at A$128 million.

Operational EBITDA margins improved by four percentage points to 23 per cent while the capex-to-revenue ratio fell dramatically to just 15 per cent compared to 29 per cent for the whole of last year.

The company recorded a A$38 million positive cash flow before borrowings compared with a negative A$983 million cash flow for the same six months last year.

Optus Chief Executive, Mr Chris Anderson, said the first half results show that Optus is delivering across the board, performing better than the sector and its competitors.

"We have followed up the A$100 million EBIT turnaround of the last quarter with strong results this quarter demonstrating that our growth momentum is clearly continuing.

"The focus on cost control over the last year has been successful and now we are seeing the rewards on the bottom line. We expect to see substantially reduced losses for the year as a whole.

"Optus has delivered double-digit growth in all retail divisions. We are continuing to add customers and take market share in a highly competitive market," Mr Anderson said.

Optus Mobile continued to deliver profitable growth, increasing its revenue 19 per cent year on year, with margins increasing to 37 per cent. Mobile subscribers grew by 12 per cent to 4.3 million, year on year.

The value of postpaid customers continued to improve with postpaid ARPU rising 6.6 per cent. Revenue from business customers increased 20 per cent compared to the previous quarter while revenue from mobile data services increased to 10 per cent of mobile revenue for the half year.

Optus Business recorded revenue growth of 13 per cent compared to last year with its increased focus on larger corporate customers starting to deliver results.

The division achieved 13 per cent growth in data and IP services and 22 per cent growth in corporate voice services year on year.

Optus Wholesale reported revenue declines. However, this is consistent with the prevailing international market conditions of reseller consolidation, capacity oversupply and downward pressure on prices.

The **Consumer & Multimedia** (CMM) division again showed solid improvement achieving a 21 per cent increase in revenue to A$592 million, while at the same time reducing its cash capex by 59 per cent. Cable modem customers rose to 75,000, while there was a 29 per cent increase in the number of dial-up customers to 433,000. ARPU from Optus' hybrid-fibre coaxial network went up 8.4 per cent.

SingTel

SEC File No: 82-3622

"We are driving our efforts towards reducing the cash outflow from CMM. In order to make this part of our business sustainable we will continue to work with the regulatory authorities to seek approval for our pay TV content deal with Foxtel," Mr Anderson said.

"While overall market conditions for telecommunications services remain subdued, our sharper focus on costs is enabling us to be more competitive and to deliver improving performance," Mr Anderson said.

Associates and joint ventures

SingTel's overseas investments again made a strong contribution to the Group's results for the half year. There was an 85 per cent increase in its share of earnings (pre-exceptionals) from associated and joint venture companies to S$320 million. This was mainly due to the inclusion of contributions from Telkomsel, consolidated only from February 2002, and strong growth from Advanced Info Service and Globe Telecom.

The Group also recorded net exceptional gains of S$230 million, mainly attributable to Belgacom's disposal of its shareholdings in two investments – BEN Nederland and Belgacom France. Including exceptional items, the Group's share of earnings rose 218 per cent to S$549 million, or 52 per cent of pre-tax profit for the half year.

SingTel's overseas investments are paying dividends. In the first half, dividends amounting to S$100 million were received from associates including Belgacom, Telkomsel and AIS. This was a significant increase from the S$67 million received in the whole of the last financial year.

As at 30 September 2002, the SingTel Group's regional mobile subscriber base stood at 29 million, a 16 per cent increase over three months. With this size, SingTel and its associates form the largest mobile grouping outside Japan and China, enabling them to negotiate for better supplier discounts.

Financial position

During the half year, the free cash flow generated by the Group's Singapore and Australian businesses amounted to S$751 million. This was offset by dividend payments and investments – including an increased stake in Telkomsel – which totalled $1.53 billion.

Net debt increased to S$10.6 billion as at 30 September 2002. This was 2.2 times the Group's annualised EBITDA. Net debt gearing was 42 per cent while the EBITDA to net interest cover was 9.9 times.

SingTel has announced that it is conducting a strategic review of its shareholding in SingPost. Given the financial and operating strength of the subsidiary, SingTel has the flexibility to consider a number of options.

SingTel

SEC File No: 82-3622

SingTel is making good progress towards the leverage commitments it made at the time of its global bond offering a year ago. With major investments completed, SingTel is focused on steadily improving cash returns across the Group. It expects to meet the credit ratio targets set by Standard & Poor's by March 2003.

Please refer to the Group's Management Discussion and Analysis document for more details on the results including a full commentary on the Group's outlook for the current financial year.

~~~~~~~~~~~~~~
~~~~~~~~~~~~~~

MASNET No. 14 OF 30.10.2002
Announcement No. 19

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - Sale of Stake by SingTel Associate

Singapore Telecommunications Limited (SingTel) today announced that it will be recording a one-time gain of S$228 million in the quarter ended 30 September 2002, as a result of the sale by Belgacom of its associate. Belgacom has completed the sale of its shareholding in Dutch mobile operator, BEN Nederlands. The divestment resulted in a EUR 963 million capital gain for Belgacom.

SingTel has a 12.15% stake in Belgacom.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Dated : 30 October 2002

Submitted by Chan Su Shan (Ms), Company Secretary on 30/10/2002 to the SGX

MASNET No. 10 OF 17.10.2002
Announcement No. 10

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Media Release - ING says yes to Optus

Attached is a media release made by SingTel Optus Pty Limited, a subsidiary of Singapore Telecommunications Limited, on the above.

Release17Oct02.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 17/10/2002 to the SGX

'yes' OPTUS

SEC File No: 82-3622

Media Release
17 October 2002

ING says yes to Optus

Optus signs three-year whole of business contract with the ING Group in Australia

Optus and the ING Group in Australia have signed a three-year whole of business telecommunications contract worth approximately A$16 million.

Optus will provide ING with an innovative managed telecommunications solution for all voice and data services.

Bill Leakey, Director for Optus Business said in addition to managed voice services, Optus would provide managed data services to ING, allowing it to supply a fully secure domestic intranet to its business and a completely secure extranet to interact with its financial adviser networks.

"ING can be confident that when conducting business over its intranet and extranet, security is assured," Mr Leakey said.

"Business-grade security enables high value transactions and sensitive data to be delivered to employees and partners, whilst still achieving optimum service levels."

The deal will provide ING with full inventory management of its telecommunications services for the first time, and will include an end-to-end online view of its billed services.

Mr Rod Greenaway, Technology Consultant for ING said, "Optus presented us with flexible, innovative and cost-effective solutions and we are confident that our partnership with them will support continued growth in our business.

"We are impressed with Optus' capabilities in the voice, data and IP market which made them a good choice for ING. They have the ability to deliver telecommunications services to the business rapidly and with minimum risk," Mr Greenaway said.

The managed data services will be available via Optus' carrier grade data Multiprotocol Label Switching (MPLS) Internet Protocol (IP) backbone. In addition, Optus will provide managed telephony solutions to all end users, a single point of contact help desk and a web hosting service from Optus' premium grade data facility in Ultimo.

MASNET No. 5 OF 07.11.2002
Announcement No. 5

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002 - SLIDES ON FINANCIAL RESULTS PRESENTATION

Attached are the slides on Singapore Telecommunications Limited's Financial Results Presentation for the six months ended 30 September 2002.

H1 FY03 slides - FINAL.pc

Submitted by Chan Su Shan (Ms), Company Secretary on 07/11/2002 to the SGX

MASNET No. 4 OF 07.11.2002
Announcement No. 4

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002 - ANNOUNCEMENT TO ASX

Attached is an announcement to the Australian Stock Exchange Limited (ASX) on the half yearly report for the six months ended 30 September 2002 for Singapore Telecommunications Limited and its subsidiary companies.

ASX.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 07/11/2002 to the SGX

MASNET No. 3 OF 07.11.2002
Announcement No. 3

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002 - ANNOUNCEMENT TO SGX

Attached is an announcement to the Singapore Exchange Securities Trading Limited (SGX) on the unaudited results for the six months ended 30 September 2002 for Singapore Telecommunications Limited and its subsidiary companies.

SGX Sep 02 (final).pd

Submitted by Chan Su Shan (Ms), Company Secretary on 07/11/2002 to the SGX

MASNET No. 2 OF 07.11.2002
Announcement No. 2

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002
- MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Attached is the Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the six months ended 30 September 2002 for Singapore Telecommunications Limited and its subsidiary companies.

Group_ MDA.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 07/11/2002 to the SGX

MASNET No. 18 OF 31.10.2002
Announcement No. 18

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel's regional mobile subscriber base hits 29 million

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR-311002 regional numbers.p

Submitted by Chan Su Shan (Ms), Company Secretary on 31/10/2002 to the SGX

SingTel

SEC File No: 82-3622

News Release

SingTel's regional mobile subscriber base hits 29 million

Very strong quarter-to-quarter growth of 17 per cent

Singapore, 31 October 2002 – Singapore Telecommunications Limited (SingTel) today announced that its aggregate mobile subscriber base in the Asia Pacific is nearly 29 million. While mobile penetration growth is slowing in most developed markets, SingTel's associates in the region continue to record strong growth in customer numbers.

As at 30 September 2002, the combined mobile subscribers of SingTel (Singapore), SingTel Optus (Australia), Advanced Info Service (Thailand), Bharti Group (India), Globe Telecom (Philippines) and Telkomsel (Indonesia) stood at **28.9 million**, an increase of 16.5 per cent compared to the combined base of **24.8 million** as at 30 June 2002.

On a proportionate basis, SingTel's regional mobile subscriber base, as at 30 September 2002, increased by 16.5 per cent to **12.0 million** over the preceding three months.

Regional co-ordination

The six regional mobile partners co-operate closely in areas such as equipment procurement and product development. An excellent example is the *Asia Java Mobile Challenge*, launched in June this year, to find application development talents and interesting content. Twenty applications have been shortlisted from more than 1,000 registered participants from 23 countries worldwide.

SingTel, Optus, Globe, AIS and Telkomsel have also launched Multimedia Messaging Service (MMS), and MMS roaming between Singapore, Australia and the Philippines is already available.

Highlights

Singapore

- SingTel's mobile subscriber base increased to 1.51 million as at 30 September 2002.
- About 73 per cent of customers are on postpaid plans.
- A strategic focus on customer retention resulted in the monthly post-paid churn rate continuing to decline.
- Data services contributed 11% of mobile revenues.

Australia

- Optus' mobile subscriber base increased 2.7 per cent over three months to 4.34 million as at 30 September 2002.

- Revenue from mobile data services reached 10 per cent of total mobile revenue for the quarter. This was up from 9 per cent for the June 2002 quarter.
- Optus' postpaid ARPU went up during the quarter.
- Optus continues to win new corporate and business mobile customers. Business mobile revenues increased during the September 2002 quarter compared to the preceding quarter.

Regional markets

The aggregate subscriber base of SingTel's four regional mobile associates[1] increased 20.4 per cent over the last three months to **23.0 million**.

India

Bharti's 2.29 million mobile subscribers equates to a market share of 27 per cent. Bharti has consolidated its position as India's largest mobile service provider.

In August 2002, Bharti became the first telecom company in India to cross the two million mobile subscriber mark. And when Bharti launched mobile services in Mumbai, it registered a record number of 100,000 new customers in just 40 days.

With the August launch of mobile services in the circle of Gujarat, Bharti offers mobile services in 15 circles, covering 16 states and 94 per cent of mobile users in India.

Bharti continues to grow and expand. Over the past 12 months, Bharti commenced 16 new operations, scaled up its mobile networks from 650 sites to 2,650 sites and added 2,000 employees.

Indonesia

At the end of September 2002, Telkomsel had close to 5 million customers and is the clear leader in Indonesia with 52 per cent market share.

Telkomsel has the largest network coverage of any of the cellular operators in Indonesia, providing network coverage to approximately 80 per cent of Indonesia's population. It has a total of over 3,000 base stations.

In September 2002, Telkomsel received the Indonesian Customer Satisfaction Awards for both its prepaid and postpaid products.

Telkomsel launched commercial GPRS and MMS services in early October 2002.

Philippines

Globe Telecom registered another quarter of strong growth. Mobile subscribers increased by almost 525,000 in the third quarter, which translated to a 20.4 per cent increase over the preceding quarter's net additions.

[1] Comprising AIS (21.6% stake), Bharti (28.5% stake), Globe (29.1%) and Telkomsel (35.0%)

SingTel

SEC File No: 82-3622

Globe remains a strong player in the Philippines market, and has been steadily increasing market share. Its market share has increased from 42 per cent as of March 2002 to 44 per cent as of June 2002.

Thailand

AIS remains Thailand's largest mobile operator with 9.75 million subscribers as at 30 September 2002, a 24.4 per cent increase since June 2002.

It continues to maintain a dominant market share of over 60 per cent. This confirms its brand strength that has allowed it to withstand fierce competition in the Thai cellular market after the entry of a third operator in March this year.

In line with its continuous efforts to grow non-voice services, it commercially launched its MMS service in August this year.

About SingTel

SingTel is Asia's leading communications company with a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

SingTel has extensive interests in submarine cable and satellite systems, including its co-owned ST-1 satellite and the pan-Asian C2C cable network. Its infrastructure development strategy is to ensure that its networks remain modern and efficient, and continue to meet the needs of its customers.

The SingTel Group has expanded into overseas markets, with investments in many countries and territories. In Australia, its wholly owned subsidiary, SingTel Optus is a leader in integrated communications -- serving more than five million customers. The Group's major investments include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia.

SingTel has been recognised Best Asian Telecom Operator by industry publication, *TelecomAsia,* for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was S$7.34 billion (US$4.02 billion). More information can be found @ www.singtel.com.

MASNET No. 7 OF 05.11.2002
Announcement No. 7

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Media Release - SingTel and Optus offer seamless and secure data network across Asia Pacific

Attached is a joint media release made by Singapore Telecommunications Limited ("SingTel") and SingTel Optus Pty Limited, a subsidiary of SingTel, on the above.

NR-Release 051102.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 05/11/2002 to the SGX

SEC File No: 82-3622

'yes' OPTUS

SingTel

Media Release

5 November 2002

SingTel and Optus offer seamless and secure data network across Asia Pacific

SingTel and Optus today announced a multi-million dollar deal with one of the world's leading risk and insurance service firms, Marsh Pty Ltd.

The two-year contract is the first of its kind in Asia Pacific and provides Marsh with a fully managed Internet Protocol - Virtual Private Network (IP-VPN) utilising Multi Protocol Label Switching (MPLS) technology.

The data service, based on Optus' *OPI Direct Plus* and SingTel's *Connect Plus IP-VPN*, covers Marsh's operations in Asia, Australia, Fiji, and connection to New Zealand and the United States.

Ken Hall, IT Director, Asia Pacific of Marsh, said the SingTel Group's ability to provide a secure and reliable network that connects Marsh across Asia Pacific was a key element in its decision to partner them.

"We have 33 offices in 13 countries throughout Asia Pacific, and the joint ability of Optus and SingTel to deliver a state-of-the-art fully managed IP network to all the countries where we have a presence made them the obvious choice," Mr Hall said.

Wong Soon Nam, SingTel's Vice President of Account Management, said this contract reaffirms SingTel Group's position as the leading telecommunications provider in Asia Pacific.

Mr Wong said, "We take pride in our ability to provide flexible and secure regional network solutions, which will free our corporate customers from getting tied down to a country-specific data network.

"The SingTel Group's investments overseas also gives companies such as Marsh the confidence and peace of mind in dealing with a single, reliable regional telecommunications provider."

Robert Parcell, Director of Optus Business, said that Optus is delighted to partner Marsh and help grow its business across the region.

Media Release

"The partnership clearly demonstrates Optus' ability to supply seamless solutions to companies that operate beyond Australia," Mr Parcell said.

"Companies should have the flexibility to conduct their business without network complications or security concerns, regardless of whether their offices are located next door, in the next state or another country.

"Optus recognises the importance of providing our customers with secure networks that extend to all corners of Asia Pacific and the world as their businesses are not always limited to Australia."

In addition to the SingTel and Optus managed data network deal, Optus has signed a A$3.2 million two-year contract to manage all Marsh's voice services in Australia.

Media contact:

Melissa Favero
SingTel Corporate Communications
Tel: 6838 2022

Luisa Ford
Optus Corporate Affairs
Tel: 612 9342 5045

Ken Hall
Marsh Pty Ltd
Tel: 612 8243 7525

Further information can be found at:
Optus – www.optus.com.au
SingTel – www.singtel.com
Marsh – www.marsh.com.au

MASNET No. 6 OF 06.11.2002
Announcement No. 6

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - C2C achieves better sales in second quarter

Attached is a news release made by C2C, a subsidiary of Singapore Telecommunications Limited, on the above.

NR-Release 061102.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 06/11/2002 to the SGX

C2C

SEC File No: 82-3622

News Release

C2C achieves better sales in second quarter

Singapore, 6 November 2002 – C2C, a subsidiary of Singapore Telecommunications Limited (SingTel), today announced that it concluded a total of US$20 million of sales contracts in the quarter ended 30 September 2002. This is an improvement over the US$13 million achieved in the preceding quarter.

The new contracts of US$20 million were signed mainly with European and Asian carriers. One of them was with T-Systems International GmbH, the professional services arm of Deutsche Telekom, to provide 2.5Gbps (Gigabits/second) of bandwidth.

Mr Andy Chong, CEO of T-Systems Asia Pacific, said: "Sound business plans and long-term viability have become important considerations in our decision-making. By working with C2C, we are able to have a cost-effective and highly reliable platform to serve our customers in Asia. Besides this, it will also allow our European customers seeking to connect to Asia to rely on our company, and at the same time, strengthen our position in this region."

Under the agreement, C2C will supply T-Systems with seamless city-to-city connectivity between Hong Kong, Japan and Singapore. The 17,000-km C2C cable network consists of two self-healing rings, providing diversity for traffic routing, and also connects to China, South Korea, Taiwan and the Philippines, with onward connectivity from Japan to the USA.

Mr Tsunekazu Matsudaira, CEO of C2C, said: "We are pleased to have signed on a valued customer like T-Systems. This is an encouraging development and is testimony of the faith that customers have in our service quality and financial stability. We will continue to closely monitor the bandwidth market, and capitalise on opportunities that arise to generate new sales."

C2C started recording revenue from January 2002, in line with the activation of traffic on the completed network. As at 30 September 2002, it had total sales amounting to US$792 million, of which contracts worth US$54 million have been treated as an exchange of assets. The remaining US$738 million will be recognised as revenue over the IRU (Indefeasible Right of Use) period of 15 years or over the lease period.

C2C

SEC File No: 82-3622

About C2C

C2C is a cutting-edge private cable development company developing one of the world's largest submarine cable networks. The 17,000 km cable network uses state-of-the-art Dense Wavelength Division Multiplexing technology that will meet the needs of next generation networks.

Unlike traditional submarine cable systems in Asia that provide shore-to-shore connectivity, C2C works with local carriers in the various target markets to provide a one-stop-shop for city-to-city (C2C) connectivity. This means that C2C customers can purchase capacity on direct links to the various major business centres in Asia and the US from C2C and its landing parties. Capacity on the C2C network is available on a wholesale basis to other carriers that have a need to carry traffic to, from and within the Asian region and onwards to North America.

C2C's investors include SingTel, Globe Telecom Inc (Philippines), GNG Networks Inc (South Korea), iAdvantage (Hong Kong), KDDI-SCS (Japan), KDDI (Japan), New Century Infocomm Company (Taiwan) and Tycom Asia Networks (USA).

About T-Systems

With restated revenue of 11.9 billion euros in 2001, T-Systems - a division of the Deutsche Telekom Group - is a leading global service provider. By combining expertise in both information technology and telecommunications, it possesses the resources necessary to create true e-business and convergent solutions in the areas of application service providing (ASP), customer relationship management (CRM) and electronic marketplaces. T-Systems currently has approximately 43,500 employees in over 20 countries. The company is based in Frankfurt, Germany.

Further information on the company and its service offering is available online at www.t-systems.com

MASNET No. 48 OF 06.11.2002
Announcement No. 56

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - Convenience & cost-savings for customers with Pay-As-U-Roam

Attached is a news release made by Singapore Telecommunications Limited on the above.

06Nov02Release.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 07/11/2002 to the SGX

SingTel

SEC File No: 82-3622

News Release

Convenience & cost-savings for customers with Pay-As-U-Roam

- SingTel offers Singapore's first subscription-free roaming service-

Singapore, 6 November 2002 – SingTel Mobile customers are the first in Singapore to enjoy a new subscription-free global roaming service called *Pay-As-U-Roam.*

This is an alternative service for those who want to enjoy the convenience of roaming anytime they need it without having to pay registration and monthly subscription fees. The service is immediately available to all SingTel Mobile's post-paid customers who are not subscribers of the *Autoroam* service.

Said Mr Andrew Buay, SingTel's Vice-President of Consumer Marketing: "Staying contactable when you are travelling overseas has become that much easier with *Pay-As-U-Roam.* Global voice roaming is decidedly a service that most mobile phone users who travel, even infrequently, will require.

"We have decided to take the initiative to make this readily and immediately available to our customers. So now, they just need to switch on their mobile phones when overseas to be able to enjoy making and receiving calls, without having to worry about whether they have activated their roaming service," said Mr Buay.

Pay-As-U-Roam customers can enjoy roaming on over 180 networks in more than 90 destinations worldwide, including popular travel destinations like Australia, Thailand, Hong Kong, the United Kingdom and the United States. They can also receive SMS while roaming.

There is no registration and monthly subscription fees for *Pay-As-U-Roam.* Users pay a 20 per cent surcharge on their roaming calls. They also stand to enjoy cost-savings with *Pay-As-U-Roam's* callback facility.

<u>Reaping savings with callback facility</u>

Pay-As-U-Roam allows customers to make calls when overseas using only SingTel's *GlobalDial 121* facility. All they have to do is dial ***121* followed by <country and area code>, <phone number>** and the **# key** to initiate a call. The call will be disconnected but callers will receive a call back on their mobile phone within 10 seconds, connecting them with the other party.

Call charges are based on SingTel's IDD rates plus incoming call airtime imposed by foreign operators (if applicable), offering customers substantial savings over regular overseas roaming charges.

SingTel

SEC File No: 82-3622

For example, roamers in the United Kingdom pay S$3.50[1] per minute to call Singapore. With *Pay-As-U-Roam*, it will only cost S$0.71 per minute.

Said Mr Buay: "Our IDD rates are one of the most competitive in the world. So instead of racking up expensive IDD charges levied by overseas operators, you can channel the cost-savings towards longer and more meaningful talk-time with your family, friends and business associates."

About 500,000 SingTel Mobile customers[2] will have access to the *Pay-As-U-Roam* service by mid November 2002. Customers can key *121* on their mobile phones now to see if *Pay-As-U-Roam* has been activated (please see Annex).

~~~~~~~~~~~~~~~~~~

About SingTel

SingTel is Asia's leading communications company with a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

SingTel has extensive interests in submarine cable and satellite systems, including its co-owned ST-1 satellite and the pan-Asian C2C cable network. Its infrastructure development strategy is to ensure that its networks remain modern and efficient, and continue to meet the needs of its customers.

The SingTel Group has expanded into overseas markets, with investments in many countries and territories. In Australia, its wholly-owned subsidiary, SingTel Optus is a leader in integrated communications -- serving more than five million customers. The Group's major investments include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia.

SingTel has been recognised Best Asian Telecom Operator by industry publication, TelecomAsia, for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was S$7.34 billion (US$4.02 billion). More information can be found @ www.singtel.com.

---

[1] Based on November 2002 foreign exchange rates.
[2] Corporate customers can request for free registration of the service by the end of 2002.
~~~~~~~~~~~~~~~~~~

SingTel

Annex

Pay-As-U-Roam and *AutoRoam*

	Pay-As-U-Roam	*AutoRoam*
Registration fee	Nil	S$20
Monthly subscription	Nil	S$10
Call types available when overseas	• Make outgoing calls to Singapore / 3rd countries / local calls in the roaming destination using ***GlobalDial 121* -callback method** • Receive incoming calls	• Make outgoing calls to Singapore / 3rd countries / local calls in the roaming destination using ***IDD* - direct dial method** or • Make outgoing calls to Singapore / 3rd countries / local calls in the roaming destination using ***GlobalDial 121* -callback method** • Receive incoming calls
Roaming destinations & networks	Over 90 destinations with more than 180 networks worldwide	Over 150 destinations with more than 370 networks worldwide
SMS availability	• Receive SMS only	• Send SMS • Receive SMS

Make roaming calls using callback method (GlobalDial 121)

GlobalDial 121, a callback facility, allows SingTel Mobile roamers to enjoy savings on roaming charges to a majority of destinations.

Dialling instruction:

121 <country code> <area code> <phone number> #

SingTel

SEC File No: 82-3622

Charging scenarios

Calling from roaming country to Singapore (e.g. 1-min call from UK):

Charges using overseas IDD (roaming in UK) = **S$3.50[3]/min**

Pay-As-U-Roam:
(SingTel IDD rate from Singapore to UK + foreign operator* incoming roaming mobile airtime) + 20% surcharge
= ($0.59 + $0) + 20% = **S$0.71/min**

Calling from roaming country to 3rd country (e.g. 1-min call from Malaysia to Italy):

Charges using overseas IDD (roaming in Malaysia) = **S$5.05/min**

Pay-As-U-Roam:
(SingTel IDD rate from Singapore to Malaysia + zone rate of country calling to + foreign operator* incoming roaming mobile airtime] + 20% surcharge
= ($0.80 + $0.60 + $0) + 20% = **S$1.68/min**

* *Malaysia & UK operators do not charge for incoming call airtime.*

Checking Pay-As-U-Roam Status & Opting Out of Pay-As-U-Roam

*Using *121:*
User keys *121 on his mobile phone → receives SMS → sees two options (1) Check PAYR status (2) Deactivate PAYR → user keys option number based on his purpose → request acknowledged/accepted.

Using 1626 hotline:
Customer calls 1626 and speak to a customer service officer to check PAYR status or deactivate the service.

[3] Based on November 2002 foreign exchange rates.

MASNET No. 7 OF 16.10.2002
Announcement No. 7

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - ILJIN C2C launches international bandwidth services in Korea

Attached is a News Release made by C2C Pte Ltd., a subsidiary of Singapore Telecommunications Limited, on the above.

NR-Release 161002.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 16/10/2002 to the SGX

SEC File No: 82-5022

C2C

News Release

ILJIN C2C launches international bandwidth services in Korea

Korea/Singapore, 16 October 2002 - ILJIN C2C Ltd., a joint venture between Iljin Corp (ILJIN), a subsidiary of the ILJIN group, and C2C Pte Ltd, a subsidiary of Singapore Telecommunications Limited (SingTel), has secured the NSP (Network Service Provider) license from the Korean MIC (Ministry of Information and Communication), enabling the company to own and operate telecommunications infrastructure facilities in Korea.

ILJIN C2C will provide city-to-city connectivity to carriers, ISPs and ASPs in Korea using the C2C cable network which has been operating since December 2001. It will provide customers connection to key Asian cities and to USA, India and interconnection to other cable networks such as i2i, APCN2, SMW3, China-US and Japan-US cables.

Yim Kwok Weng, Chief Executive Officer of ILJIN C2C said: "Korea is among the fastest growing broadband market in Asia with an estimated 9.86 million connections, almost half of the region's total of 20.9 million. The demand for bandwidth in the country is expected to continue to grow as many broadband users and software developers in Korea are constantly requiring more bandwidth for new applications."

"With our NSP license, we expect to expand our customer base rapidly in Korea by providing them with customized bandwidth offerings."

C2C cable network has an initial capacity of 160 gigabits per second and is upgradeable to 7.68 terabits. GNG Networks is the Korean landing party as well as a shareholder of C2C.

C2C's trans-pacific link between Japan and USA is expected to be completed by first quarter 2003, enabling the network to reach Los Angeles and San Francisco directly. Currently, C2C already provides onward connectivity to the US via China-US and Japan-US cables.

Lee Bang Yeon, Chief Operation Officer of ILJIN C2C, said: "C2C operates differently from other consortium cables. It is privately developed and backed by SingTel and other experienced cable players in the region. With a strong background in the industry, customers can trust our team to manage the C2C cable network to provide reliable and quality service."

He added: "Our focus will be to target telecom carriers, ISPs and ASPs which require broadband Internet backbone network and international bandwidth services. We strongly believe that Korea and the rest of the region still have tremendous unmet bandwidth demands and C2C is well-positioned to tap into this growth potential."

C2C

SEC File No: 82-3622

C2C offers a wide range of bandwidth services with flexible contract schedules, which includes short-term leases and IRUs (Indefeasible Right of Use). C2C's bandwidth services are complemented by carrier grade offerings, such as co-location and city-to-city connectivity with round-the-clock network management and maintenance service through C2C's 24X7 Network Operations Centres located in Singapore and Hong Kong.

About ILJIN C2C

Iljin-C2C is a joint venture between Iljin Corp, which holds 51 percent and C2C Pte Ltd, which holds 49 percent. Iljin-C2C will be responsible for sales and marketing activities in Korea, providing one-stop-shop products and services such as wholesale international bandwidth and capacity products at competitive prices to carriers, Internet Service Providers, and Application Service Providers in Korea.